African Development Bank
Interim Financial Statements (unaudited)
For the period ended 30 June 2021

BALANCE SHEET
AS AT 30 JUNE 2021

(UA thousands - Note B)		30 June 2021	31 December 2020
ASSETS			
CASH		3,066,052	2,332,185
DEMAND OBLIGATIONS		1,142	3,815
TREASURY INVESTMENTS (Note F)		9,449,829	8,825,818
DERIVATIVE ASSETS (Note G)		1,120,495	1,544,549
ACCOUNT RECEIVABLE			
Accrued income and charges receivable on loans (Note H)	226,192		276,480
Other accounts receivable	1,492,392		314,293
		1,718,584	590,773
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note D & H)	20,432,536		20,845,824
Hedged loans - Fair value adjustment (Note G)	105,106		163,779
Equity participations (Note I)	996,656		937,274
		21,534,298	21,946,877
OTHER ASSETS			
Property, equipment and intangibles	90,110		104,254
Miscellaneous	336		414
		90,446	104,668
Total assets		**36,980,846**	**35,348,685**

LIABILITIES & EQUITY			
ACCOUNTS PAYABLE			
Accrued financial charges	243,487		238,525
Other accounts payable	1,039,409		672,806
Employee Benefits Liabilities (Note O)	668,690		632,925
		1,951,586	1,544,256
DERIVATIVE LIABILITIES		894,756	923,719
BORROWINGS (Note J)			
Borrowings at fair value	25,642,030		24,675,740
Borrowings at amortized cost	391,601		414,361
		26,033,631	25,090,101
Total liabilities		**28,879,973**	**27,558,076**
EQUITY (NOTE K)			
Capital			
Subscriptions paid	5,390,377		5,081,209
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(153,062)		(148,208)
Subscriptions paid (net of CEAS)		5,237,315	4,933,001
Reserves		2,863,558	2,857,608
Total equity		**8,100,873**	**7,790,609**
Total equity and liabilities		**36,980,846**	**35,348,685**

The accompanying notes to the financial statements forms part of this statement.

INCOME STATEMENT
FOR THE PERIOD ENDED 30 JUNE 2021
(UA thousands- Note B)

	30 June 2021	30 June 2020
OPERATIONAL INCOME & EXPENSES		
Income from;		
Loans and related derivatives (Note L)	178,469	257,438
Treasury investments and related derivatives (Note L)	67,946	106,372
Equity investments (Dividends)	1,398	2,738
Other securities	3,031	3
Total Income from loans and investments	250,844	366,551
Interest and amortized issuance costs	(190,446)	(256,803)
Net interest on borrowing-related derivatives	145,522	79,656
Borrowing expenses (Note M)	(44,924)	(177,147)
(Losses)/gains on borrowings at fair value and related derivatives	(76,995)	76,314
Net impairment (charges)/write-back (Note H)		
Loan principal	(42,105)	(99,466)
Loan charges	56,914	(7,114)
Impairment (charge)/write-back on financial guarantees	(285)	29
Impairment charge on treasury investments	(23)	(18)
Impairment charge on equity accounted investments (Note I)	(214)	(770)
Translation losses	(687)	(1,724)
Other income	3,015	2,870
Net operational income	145,540	159,525
OTHER OPERATING EXPENSES		
Administrative expenses (Note N)	(89,322)	(88,342)
Depreciation and amortization	(16,386)	(15,931)
Sundry expenses	(2,141)	(3,327)
Total other operating expenses	(107,849)	(107,600)
Income before distributions approved by the Board of Governors	**37,691**	**51,925**
Distributions of income approved by the Board of Governors	(55,000)	-
NET (LOSS)/INCOME FOR THE PERIOD	**(17,309)**	**51,925**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE PERIOD ENDED 30 JUNE 2021	30 June 2021	30 June 2020
NET (LOSS)/INCOME FOR THE PERIOD	(17,309)	51,925
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains/(losses) on financial assets at FVOCI	42,761	(78,350)
Unrealized (losses)/gains on borrowings at fair value arising from 'own credit'	(19,503)	70,490
Total items that will not be reclassified to profit or loss	23,258	(7,860)
Total other comprehensive income	23,258	(7,860)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**5,948**	**44,065**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 30 JUNE 2021

(UA thousands - Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscription	Retained Earnings	Reserves: Remeasurement of Defined Benefit Plan	Reserves: Net Gains/(losses) on Financial Assets at FVOCI	Reserves: Unrealized Gains/(Losses) on Borrowings at Fair Value Arising from 'Own Credit'	Total Equity
Balance at 1 January 2020	**4,725,170**	**(148,449)**	**3,088,966**	**(436,272)**	**113,107**	**31,440**	**7,373,962**
Net income for the period	-	-	51,925	-	-	-	51,925
Other comprehensive income							
Net losses on financial assets at FVOCI	-	-	-	-	(78,350)	-	(78,350)
Unrealized gains on borrowings at fair value arising from 'own credit'	-	-	-	-	-	70,490	70,490
Total comprehensive income	-	-		-	(78,350)	70,490	(7,860)
Net increase in paid -up capital	109,936	-	-	-	-	-	109,936
Net conversion gains on new subscription		516					516
Balance at 30 June 2020	**4,835,106**	**(147,933)**	**3,140,890**	**(436,272)**	**34,757**	**101,930**	**7,528,479**
Balance at 1 January 2021	**5,081,209**	**(148,208)**	**3,228,367**	**(465,331)**	**43,238**	**51,334**	**7,790,609**
Net loss for the period	-	-	(17,309)	-	-	-	(17,309)
Other comprehensive income							
Net gains on financial assets at FVOCI	-	-	-	-	42,761	-	42,761
Unrealized losses on fair-valued borrowings arising from 'own credit'						(19,503)	(19,503)
Total comprehensive income	-	-	-	-	42,761	(19,503)	23,258
Net increase in paid -up capital	309,168						309,168
Net conversion losses on new subscription	-	(4,853)	-	-	-	-	(4,853)
Balance at 30 June 2021	**5,390,377**	**(153,061)**	**3,211,058**	**(465,331)**	**85,999**	**31,831**	**8,100,873**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 JUNE 2021
(UA thousands - Note B)

	30 June 2021	30 June 2020
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	(17,309)	51,925
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	16,386	15,931
Provision/(writeback) - impairment on loan principal and charges	(14,809)	106,580
Unrealized losses/gains on investments and related derivatives	19,511	34,684
Amortization of discount or premium on treasury investments at amortized cost	8,453	5,440
Impairment charges on treasury investments	23	18
Impairment charges/(write-back) on financial guarantee	285	(29)
Losses on equity accounted investments	214	770
Amortization of borrowing issuance costs	3,472	17,705
Unrealized (gains)/losses on borrowings at fair value and derivatives	76,995	(91,802)
Translation losses	687	1,724
Share of losses on equity accounted investments	59	(622)
Net movements in derivatives	(12,052)	(285,227)
Changes in accrued income on loans	107,274	62,719
Changes in accrued financial charges	4,963	(49,381)
Net change in reverse repurchase agreements and cash collateral on securities borrowed	-	(32,530)
Changes in other receivables and payables	(816,248)	423,215
Net cash (used in)/generated from operating activities	(622,096)	261,120
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(788,090)	(1,291,930)
Repayments of loans	1,169,870	1,235,948
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(218,562)	(617,749)
Investments at fair value through profit and loss	(134,790)	(963,967)
Acquisition of fixed assets	(2,241)	(16,096)
Disbursements on equity participations	(21,888)	(36,709)
Repayments on equity participations	8,826	14,821
Net cash used in investing, lending and development activities	13,125	(1,675,682)
FINANCING ACTIVITIES:		
New borrowings	3,207,545	4,290,051
Repayments on borrowings	(1,939,538)	(3,803,502)
Payments of lease liabilities	(11,998)	(2,402)
Cash from capital subscriptions	304,314	110,452
Net cash provided by financing activities	1,560,321	594,599
Effect of exchange rate changes on cash and cash equivalents	(100,544)	12,194
Increase in cash and cash equivalents	**850,808**	**(807,768)**
Cash and cash equivalents at the beginning of the year	2,456,292	2,317,888
Cash and cash equivalents at end of year	**3,307,100**	**1,510,120**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	241,048	575,789
Cash	3,066,052	934,331
Cash and cash equivalents at the end of the year	**3,307,100**	**1,510,120**
SUPPLEMENTARY DISCLOSURE		
1 Movement resulting from exchange rate fluctuations:		
Interest paid	(39,961)	(226,528)
Interest received	288,600	452,948
Dividend received	1,398	2,738
2 Movement resulting from exchange rate fluctuations:		
Loans	704	202,122
Borrowings	22,067	(475,645)
Currency swaps	44,548	228,870

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 JUNE 2021

NOTE A - Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities.

There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B - Summary of significant accounting policies

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

These unaudited interim financial statements should be read in conjunction with the Bank's audited financial statements for the year ended 31 December 2020. The significant accounting policies applied in the preparation of these interim financial statements are similar to those used in the audited financial statements for the 31 December 2020 and are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF's Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92%. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 30 June 2021 and 2020 are reported in Note Q. Non-monetary assets and liabilities are translated into UA at historical rates.

Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS).

This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 30 June 2021, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short term employee benefits:

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan, the Bank and its employees pay fixed contributions to an externally administered fund with investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in account payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the Balance sheet in respect of DB is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the DB are recognized in the profit or loss.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period.

The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The liability recognized in the Balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur.

Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

Further details and analysis of the Bank's employee benefits are included in Note O – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVOCI).

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)   *Financial Assets at Amortized Cost*

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)   Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)   Financial Assets at Fair Value through Other Comprehensive Income (FVOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv)   *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the loss allowances determined under IFRS 9.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i)   Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

ii)   Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

i)   Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable and liabilities.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 30 June 2021, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)   *Stage 1: 12-months ECL*

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)   *Stage 2: Lifetime ECL – not credit impaired*

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)   *Stage 3: Lifetime ECL – credit impaired*

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note D Risk management.

An exposure will migrate through the ECL stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. Except that in the case of sovereign loans both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date : as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a provision for doubtful debts account in profit and loss. For further details on how the Bank calculates ECLs including the use of forward looking information, refer to the Credit quality of financial assets section in Note D Risk management.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid- ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3 : Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash : The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market- sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ.

The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement.

The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 30 June 2021 such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

• Fixtures and fittings: 6-10 years

• Furniture and equipment: 3-7 years

• Motor vehicles: 5 years

• Right of Use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in Other Accounts Payables. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of shareholders and may be funded from amounts previously transferred to surplus account or from the current year's income.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets – The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

i) The Bank's internal credit grading model, which assigns PDs to the individual grades.
ii) The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or life time ECL basis and the applicable qualitative assessment.
iii) Development of ECL models, including the various formulas and the choice of inputs.
iv) Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on PDs, EADs and LGDs.
v) Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative

In some cases, the Bank may in the current year, change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted to reflect the new presentation.

The impact of COVID-19

The COVID -19 outbreak continues to affect people and businesses worldwide. In Africa, the primary area of the Bank's business operations, infections have risen steadily since March 2020 when The World Health Organization declared the outbreak a global pandemic. New variants of the disease are emerging in some countries resulting in a continued slowdown in economic activity and scaling back of development projects in Africa, as is the case for the rest of the world.

In 2021, the coronavirus pandemic continues to rage and wreak havoc on the global economy. There is renewed hope of a better economic recovery in the latter part of 2021 given the approval and distribution of several vaccines in some parts of the world to halt the spread of the disease and return the global economy to the pre-pandemic growth situations. The World Bank's Economic outlook for 2021 predicts global economic output to grow 4 percent while the IMF made an upward revision to the forecasted global economic output growth from 5.5 to 6 percent in 2021 and 4.2 to 4.4 percent in 2022. The upward revision reflects additional fiscal support in a few large economies, the anticipated vaccine-powered recovery in the second half of 2021, and the continued improvement in economic activities across markets.

For Africa, the Bank, in its latest Economic Outlook, forecasts GDP growth to rebound to 3 percent in 2021 from the 3.4 percent contraction for 2020, amidst a growing public debt that is set to rise further as the pandemic persists. However, achieving these GDP growth prospects in 2021 will be dependent on a sustained drop in global infections and fatalities, reduced number of lockdowns, the efficacy of vaccines to contain the emerging new variants of the disease and access to vaccines and roll-out programs, especially by the low-income developing economies.

From a financial reporting perspective, the known and estimable effects of COVID-19 for the period ended 30 June 2021 have been recorded in the financial statements and remain relatively stable, despite the delay in anticipated economic recovery. The pandemic caused market interest rates to maintain a downward trajectory, with the USD 6-month Libor witnessing a significant dip since last year. This sustained downward trend in market interest rates had led to a reduction in interest income from loans and treasury investments and a faster reduction in interest expense, thereby preserving the net interest income margin for June 2021. The lower interest rate environment is expected to persist for most of the year. Also, the continued uncertainty in asset prices resulted in net higher fair value losses on the trading portfolios, particularly borrowings at FVTPL in June 2021 when compared to gains in 2020.

On lending operations, the pandemic continues to cause a deterioration in credit risk of counterparties, especially for the Non-Sovereign portfolio, due to effect of lock-down on their sales revenue and capacity to generate sufficient financial resources to repay maturing obligations as they fall due.

As the virus containment measures and vaccine roll-out programs gain momentum in the coming months, the trajectory of the growth prospects for 2021 will become clearer. In this instance, the Bank will continue to take appropriate credit actions and apply overlay adjustments in estimating ECLs on its exposures. Furthermore, the Bank will continue to monitor and report all the effects of COVID-19 in its financial statements as they become known and estimable.

NOTE C – INTERNAL CONTROL OVER FINANCIAL REPORTING

The unaudited interim financial statements for the period ended 30 June 2021 are prepared under similar internal controls over financial reporting as at 31 December 2020.

Management is responsible for the preparation, fair presentation and overall integrity of the published financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

Management is responsible for establishing and maintaining effective internal controls over financial reporting in conformity with the basis of accounting. The system of internal controls contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for financial reporting are subject to ongoing scrutiny and testing by Management and internal audit, and are revised as considered necessary. Management believes that such controls support the integrity and reliability of these financial statements.

In this respect, Management represents with respect to material matters that:

- The unaudited interim financial statements for the period ended 30 June 2021 are prepared and fairly presented in line with accounting policies consistent with the IFRS financial reporting framework.
- Significant assumptions used in making accounting estimates, including fair value, are reasonable.
- Estimates used in the financial statements consider all known information available for the period ended 30 June 2021.
- Selection or application of the methods, assumptions and data used by Management in making the accounting estimates are appropriate, consistent with market participant assumptions where available without undue cost and effort and were consistently applied in accordance with IFRS.
- We have reviewed all the financial assets and liabilities as of the period end and have, recognized, classified, measured and disclosed these assets and liabilities in accordance with IFRS.
- The Bank has no plans or intentions that may affect the carrying value or classification of assets and liabilities.
- To the best of our knowledge, there are no events or transactions that have occurred subsequent to the end of the reporting period, through the date of this representation which would require adjustment to or disclosure in the financial statements for the period ended.
- We have no knowledge of any allegations communicated by employees, former employees, or others, of fraud or suspected fraud affecting the financial statements.

- We acknowledged responsibility for the design and implementation of internal control over financial reporting and we are not aware of any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting for the period ended.

NOTE D - RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Due to the upcoming discontinuation of the London Interbank Offered Rate (LIBOR) and other Interbank Offered Rates (IBORs) by the end of 2021, interest rate financial risk management processes, systems and operations will be affected. As a result, the Bank has commissioned a 'LIBOR Transition Project' to assess the potential impacts of the changes arising from the discontinuation of LIBOR and other IBORs and implement changes required to ensure a fair and seamless transition to the recommended Alternative Risk Free Rates. This LIBOR Transition Project is ongoing and project updates are presented under Interest Rate Risk below.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM) and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance.

The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. ORMC which has two co-chairs; Vice President, CHVP and the Group Chief Risk Officer is a committee of representative business units across the Bank, which exercises oversight over the ORMF implementation process.

It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. ORMC meets on quarterly basis and report to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance.

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

1)   Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 30 June 2021 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Amounts	Loan Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Algeria	1	749,819	-	-	749,819	3.58
Angola	8	1,364,428	-	530,476	833,952	3.98
Benin	3	193,037	-	192,455	582	0.00
Botswana	3	593,764	-	-	593,764	2.83
Burkina Faso	3	98,126	-	92,298	5,828	0.03
Cameroon	15	1,355,890	134,634	613,805	607,451	2.90
Cape Verde	13	197,663	-	21,139	176,524	0.84
Congo CG	5	374,618	-	112,485	262,133	1.25
Côte D'Ivoire	12	1,039,585	-	674,438	365,147	1.74
Dem Rep Congo	6	134,721	-	-	134,721	0.64
Eswatini	10	159,268	-	64,486	94,782	0.45
Egypt	18	2,339,519	69,150	240,991	2,029,378	9.68
Eq Guinea	5	84,218	-	66,202	18,016	0.09
Ethiopia	2	126,346	-	81,257	45,089	0.21
Gabon	12	1,039,008	-	328,397	710,611	3.39
Kenya	14	1,383,968	-	857,747	526,221	2.51
Mauritius	9	390,580	-	-	390,580	1.86
Morocco	63	4,204,502	154,232	801,149	3,249,121	15.49
Multinational	0	-	-	-	-	0.00
Namibia	13	1,100,345	-	236,637	863,708	4.12
Nigeria	11	1,567,060	-	465,165	1,101,895	5.25
Rwanda	6	489,562	-	300,008	189,554	0.90
Senegal	13	853,897	-	440,407	413,490	1.97
Seychelles	5	46,440	-	5,416	41,024	0.20
South Africa	9	1,586,493	-	189,756	1,396,737	6.66
Tanzania	8	849,720	-	665,250	184,470	0.88
Tunisia	39	2,777,936	-	608,537	2,169,399	10.34
Uganda	8	598,193	-	465,404	132,789	0.63
Zambia	10	367,391	-	192,363	175,028	0.83
Zimbabwe**	12	191,912	-	-	191,912	0.92
Total Public Sector	**336**	**26,258,009**	**358,016**	**8,246,268**	**17,653,726**	**84.18%**
Total Private Sector	**149**	**4,730,643**	**504,833**	**907,379**	**3,318,431**	**15.82%**
Total	**485**	**30,988,652**	**862,849**	**9,153,647**	**20,972,157**	**100.00%**

* Excludes fully repaid loans and canceled loans. Trade finance and related guarantee exposures are also excluded.
**Countries in non-accrual status as at 30 June 2021
Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 735.65 million (31 December 2020: UA 740.38 million) of which UA 50.24 million (31 December 2020: UA 45.42 million) is related to trade finance as at 30 June 2021.

Balance Sheet Optimization Initiatives - Sovereign

Since 2018, in line with G20 calls to Multilateral Development Banks to optimize their balance sheets while mobilizing additional financial resources, the Bank has implemented Balance Sheet Optimization (BSO) initiatives aimed at reducing concentration risk on the Banks sovereign and non-sovereign loan and guarantee portfolio and increasing lending headroom. These initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through exposure exchange agreements (EEA), credit insurance and synthetic securitization transactions, among other structures.

Since inception, BSO has become a valuable tool for recycling lending headroom to facilitate the Bank's counter cyclical lending role especially during the pandemic which hit the globe towards the end of 2019. The mainstreaming of BSO within the operations of the Bank was shored up by the approval of the BSO Framework by the Board of Directors in June 2020. In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Other similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The Exposure Exchange Agreement (EEA), was the first sovereign BSO transaction completed, as part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom. Concluded in 2015, it involves an EEA between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025.

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold			
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank	
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21		
				Romania	185.00		
				Turkey	200.00		
TOTAL	**1,587.71**	**TOTAL**	**2,880.00**	**TOTAL**	**1,587.71**	**TOTAL**	**2,880.00**

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

Other than the EEA above, the Bank has also purchased credit insurance protection of EUR 128 million on a EUR 470 million Partial Credit Guarantee (PCG) to cover one of its sovereign obligors.

No default events have occurred on any sovereign exposures covered (either for the counterparties for which credit protection was purchased or sold) under the exposure exchanges or the credit insurance, as of June 30, 2021. The Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered. As at 30 June 2021, the total notional amount of credit protection, including insurance, purchased and or sold, on the relevant underlying single reference sovereign entities stood at UA 3.2 billion as no new credit protections have been purchased during the 2021 financial year.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk class	Revised Rating Scale Assessment	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 3.17 at the end of March 31, 2021, compared to 3.17 as of 31 December 2020.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non- performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the new IFRS-9 provisioning standards in such portfolio.

To cover potential losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of March 2021, the Bank's sovereign loan and guarantee portfolio used up to 61 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI and unrealized loss/gain on fair-valued borrowings arising from "own credit". Any shortfall of the stock of provisions to expected losses is deducted. Callable capital is not included in the computation of risk capital.

2)   Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.
The weighted-average risk rating was 4.46 at the end of March 2021 compared to 4.17 at the end of 2020.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Policy (Internal Rating Based - (IRB)).

At the end of March 2021, the Bank's non-sovereign portfolio required as risk capital approximately 21 percent of the Bank's total on-balance sheet risk capital sources. This level is below the limit of 45 percent for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital, approximately 13 percent of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit are articulated in the Bank's capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Balance Sheet Optimization Initiatives – Non-Sovereign

As in the case of sovereign credit exposures, the Bank has entered into Balance Sheet Optimization (BSO) initiatives covering its non-sovereign loan and guarantee portfolio aimed at reducing credit risk and increasing lending headroom. These initiatives involve, among other structured finance products the purchase of credit enhancement, credit protection, credit insurance, financial guarantees and, synthetic securitization transactions, on defined non-sovereign exposures. The various BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs. The PSF is one of such initiatives.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015, as an independent special purpose vehicle managed by African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a partial credit guarantee instrument. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 30 June 2021, the notional amounts of non-sovereign loans covered by the PSF stood at UA 312.43 million (31 December 2020: UA 289.38 million).

Synthetic Securitization and Credit Insurance

These BSO initiatives involve the purchase of credit protection through synthetic securitization, credit insurance and guarantee transactions.

At 30 June 2021, outstanding synthetic securitization, credit insurance and guarantees amounted to UA 1.1 billion. (31 December 2020: UA 1.1 billion). No new transactions have been written during the 2021 financial year.

BSO Guarantees in the Pipeline

The overall total notional BSOs outstanding on all relevant underlying single non-sovereign reference entities stood at UA 1.4 billion as at 30 June 2021 (31 December 2020: UA 1.4 billion) as no new credit protections have been purchased during the 2021 financial year.

Under the BSO credit protection purchased on its Non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts.

3)   Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30years
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-Backed Securities (MBS)/ Asset Backed Securities (ABS)			AAA			
	Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

At the end of March 2021, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 2.3 percent of the Bank's total risk capital.

Expected Credit risk
Definition of default
The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9, 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Credit Risk Grades

The Bank allocates each exposure to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

· Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.

· Data from credit reference agencies, press articles, and changes in external credit ratings.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the assets credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of ECL

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrowers extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:
- instrument type;
- credit risk grading;
- date of initial recognition;
- remaining term to maturity;
- industry; and
- geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB- equivalent or better.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and economics functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macro-economic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation and terms of trade in goods and services. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro- economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit losses

The Bank calculates ECLs based on three probability-weighted scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

For accounting purposes, the 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the marginal PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of marginal PD over the full remaining life multiplied by the LGD and EAD.

The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

Amounts arising from ECL

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 30 June 2021 and 31 December 2020.

Table 1.1: Impairment on loans and other debt instruments measured at amortized cost by stage

As at 30 June 2021

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	85,117	44,496	410,008	539,621
Interest receivables	1,897	3,138	272,230	277,265
Treasury investments	257	-	-	257
Guarantees	1,407	90	-	1,497
Total impairment as at 30 June 2021	**88,678**	**47,724**	**682,238**	**818,640**

As at 31 December 2020

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	97,415	66,923	333,075	497,413
Interest receivables `	3,961	1,904	328,418	334,283
Treasury investments	233	-	-	233
Guarantees	1,212	-	-	1,212
Total impairment as at 31 December 2020	**102,821**	**68,827**	**661,493**	**833,141**

Table 1.2 below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 30 June 2021 and 31 December 2020.

Table 1.2: Analysis of loans at amortized cost, impairments and ECL coverage ratio[1]

As at 30 June 2021

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**18,951**	**1,332**	**675**	**20,958**	**85.11**	**44.50**	**410.01**	**539.61**
Non-Sovereign	2,528	293	483	3,304	37.24	17.49	337.49	392.22
Sovereign	16,423	1,038	192	17,653	47.87	27.00	72.52	147.39
Interest receivables	**103**	**15**	**352**	**471**	**1.90**	**3.14**	**272.23**	**277.27**
Non-Sovereign	29	5	45	79	1.23	1.14	41.75	44.12
Sovereign	74	11	307	392	0.67	2.00	230.48	233.15
Total Loans	**19,054**	**1,347**	**1,027**	**21,429**	**87.01**	**47.64**	**682.24**	**816.88**
Guarantees	**732**	-	-	**732**	**1.41**	0.090	-	1.50
Non-Sovereign	47	-	-	47	0.53	0.090	-	0.62
Sovereign	685	-	-	685	0.88	-	-	0.88
Treasury Investments	**5,760**	-	-	**5,760**	**0.26**	-	-	**0.26**
30 June 2021	**25,546**	**1,347**	**1,027**	**27,921**	**88.68**	**47.73**	**682.24**	**818.64**

Slight differences may occur due to rounding

	ECL Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.45%**	**3.34%**	**60.76%**	**2.57%**
Non-Sovereign	1.47%	5.96%	69.89%	11.87%
Sovereign	0.29%	2.60%	37.79%	0.83%
Interest receivables	**1.84%**	**20.30%**	**77.25%**	**58.85%**
Non-Sovereign	4.25%	23.93%	92.05%	55.79%
Sovereign	0.90%	18.68%	75.06%	59.46%
Total Loans	**0.46%**	**3.54%**	**66.42%**	**3.81%**
Guarantees	0.19%	-	-	0.19%
Non-Sovereign	1.13%	-	-	1.14%
Sovereign	0.13%	-	-	0.13%
Treasury Investments	-	-	-	-
Total coverage ratio	**0.35%**	**3.54%**	**66.42%**	**2.93%**

Slight differences may occur due to rounding

[1] *ECL Coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.*

As at 31 December 2020

(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**19,812**	**927**	**588**	**21,326**	**97.42**	**66.92**	**333.07**	**497.41**
Non-Sovereign	2,710	772	343	3,824	36.49	54.59	240.89	331.97
Sovereign	17,102	155	245	17,502	60.93	12.33	92.18	165.44
Interest receivables	**128**	**7**	**429**	**564**	**3.96**	**1.90**	**328.42**	**334.28**
Non-Sovereign	32	6	38	77	1.42	1.83	35.56	38.81
Sovereign	96	1	390	487	2.54	0.07	292.86	295.47
Total Loans	**19,940**	**934**	**1,016**	**21,890**	**101.38**	**68.83**	**661.49**	**831.70**
Guarantees	725	-	-	725	1.21	-	-	1.21
Non-Sovereign	29	-	-	29	0.32	-	-	0.32
Sovereign	697	-	-	697	0.89	-	-	0.89
Treasury Investments	5,381	-	-	5,381	0.23	-	-	**0.23**
31 December 2020	**26,046**	**934**	**1,016**	**27,996**	**102.82**	**68.83**	**661.49**	**833.14**

Slight differences may occur due to rounding

Coverage ratio (impairment allowance/gross exposure)				
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.49%**	**7.22%**	**56.66%**	**2.33%**
Non Sovereign	1.35%	7.07%	70.30%	8.68%
Sovereign	0.36%	7.95%	0.00%	0.95%
Interest recevables	**3.09%**	**27.14%**	**76.55%**	**59.27%**
Non Sovereign	4.44%	30.50%	93.75%	50.39%
Sovereign	2.65%	7.00%	74.97%	60.66%
Total Loans	**0.51%**	**7.37%**	**65.11%**	**3.80%**
Guarantees	0.17%	-	-	0.17%
Non Sovereign	1.10%	-	-	1.12%
Sovereign	0.13%	-	-	0.13%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.39%**	**7.37%**	**65.11%**	**2.98%**

Slight differences may occur due to rounding

An analysis of changes in ECL allowances in relation to the bank's financial assets carried at amortized cost is provided below:

Table 1.3: Analysis of the changes in ECL allowance account between 30 June 2021 and 31 December 2020

UA million	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2021	**102,821**	**68,827**	**661,493**	**833,141**
New assets originated or purchased	4,237	17	-	4,254
Assets derecognized or repaid	(1,349)	(21,102)	(83,155)	(105,605)
Transfer from Stage 1 to Stage 2	(18,530)	18,530	-	-
Transfer from Stage 2 to Stage 3	-	(12,287)	12,287	-
Transfer from Stage 1 to Stage 3	1,882	(1,882)	-	-
New and increased provision (net of releases)	(384)	(4,379)	91,613	86,850
At 30 June 2021	**88,678**	**47,724**	**682,238**	**818,640**

Slight differences may occur due to rounding

On a YtD basis, the impairment for ECL reported on the balance sheet as at 30 June 2021 decreased by 1.74 percent (UA 14.50 million) to UA 818.64 million from the UA 833.14 million as at 31 December 2020. On a YoY basis, the total ECL reported in the income statement in the period was a write-back of UA 14.50 million compared to the additional provision of UA 106.57 million reported for 30 June 2020.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk (ii) interest rate risk

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1 the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2 the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

IBOR – Transition from IBORs to Alternative Risk-Free Rates

The Financial Conduct Authority (FCA) UK announced in July 2017 that the London Interbank Offered Rate (LIBOR) used in calculating floating or adjustable rates for loans, bonds, derivatives and other financial instruments will not be published from the end of 2021. Work is ongoing to designate Alternative Risk-Free Rates (RFRs), outline timelines and make recommendations that will ensure a smooth, coordinated and harmonized transition from LIBOR and other Interbank Offered Rates (IBORs) to the recommended RFRs.

As a follow up to the LIBOR transition and ongoing global reform of interest rate benchmarks, the Intercontinental Exchange (ICE) Benchmark Administration Limited (IBA), administrator of the LIBOR and its supervisor, the FCA, announced in March 2021 that LIBOR for GBP, EUR, CHF and JPY will cease immediately after 31 December 2021 together with the 1-week and 2-month tenors of USD LIBOR. The remaining tenors of USD LIBOR will cease immediately after 30 June 2023.

The recommended RFRs (e.g., SOFR for USD LIBOR, SONIA for GBP LIBOR, €STR for EONIA and EURIBOR, TONA for JPY LIBOR and SARON for CHF LIBOR) are fundamentally different from the IBORs. IBORs are forward-looking term rates that include a "bank credit risk" component and reflect various other factors (e.g., term premia, liquidity, fluctuations in supply and demand in wholesale unsecured funding markets) which are not reflected in the overnight RFRs considered near risk-free. These differences are expected to affect the current interest rate determination, usage, billing and communication.

The Bank expects the IBORs transition to impact operations, conduct risk and customer relationships, legal contracts, IT and valuation systems, financial risk management, accounting, and financial reporting areas of its business. In response to these IBORs cessation risks and to minimize disruption to operations when IBORs are eventually discontinued, the Bank established a multi-disciplinary LIBOR Transition Taskforce (the Taskforce), consisting of Accounting and Financial reporting, Treasury, Risk Management, legal, IT and communication specialists to oversee the Bank's transition plans, identify and assess potential impact and implement changes to ensure a fair and efficient transition to the recommended RFRs.

The Taskforce has completed an initial impact assessment and developed an Implementation Roadmap to guide the transition. The impact assessment focused on critical areas of operations and exposures linked to IBORs, including effects on contract re-papering or amendment for sovereign and non-sovereign loans, treasury investments and borrowings, ALM frameworks, Market and Credit VaR, accounting and financial reporting, fair valuation, IT and valuation systems including other business impact areas
– new products development, communication strategy and people (training and change management).

The Bank's IBOR transition program is progressing efficiently and structured to minimize IBOR cessation risk and facilitate fairness and equivalence for all customers and partners when IBORs are discontinued. The Bank will continue to monitor developments on the IBOR transition and change to the recommended RFRs, whilst working with other MDBs, DFIs, Working Groups and market participants to achieve a reasonable and seamless transition for its operations, customers and other interested stakeholders.

As at 30 June 2021, the Bank had the following exposures to interest rate benchmarks that are expected to be subject to interest rate benchmark reform. Financial instruments maturing before 31 December 2021 were excluded on the assumption that the IBOR benchmarks to which the Bank is exposed to will be published until at least 31 December 2021.

(In millions)

Exposures by IBOR benchmark	USD LIBOR	EUR LIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
Loans - NSO incl.	3,248	1,028	9,115	-	-	-
Loans - SO	13,696	13,108	44,187	-	-	-
Treasury Asset	5,498	711	-	667	-	-
Treasury Borrowing	50	-	-	-	-	-
Derivatives excl. Futures	33,139	12,453	40,649	0.4	6,800	544
Derivatives - Futures only	58,455	3,452	-	1,594	-	2,524
Total by Benchmark	**114,086**	**30,753**	**93,951**	**2,261**	**6,800**	**3,068**

NOTE E - FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 30 June 2021 and 31 December 2020:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

30 June 2021	Financial Assets and Liabilities at FVTPL		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	3,066,052	3,066,052	3,066,052
Demand obligations	-	-	-	1,142	1,142	1,142
Treasury investments	3,591,672	-	-	5,858,157	9,449,829	9,497,479
Derivative assets	1,120,495	-	-	-	1,120,495	1,120,495
Accounts receivable	-	-	-	1,718,584	1,718,584	1,718,584
Loans	14,289	-	-	20,418,247	20,432,536	20,432,536
Equity participations	-	-	996,656	-	996,656	996,656
Total financial assets	**4,726,456**	**-**	**996,656**	**31,062,182**	**36,785,294**	**36,832,943**
Accounts payable	-	-	-	1,951,586	1,951,586	1,951,586
Derivative liabilities	894,756	-	-	-	894,756	894,756
Borrowings	-	25,642,030	-	391,601	26,033,630	25,228,924
Total financial liabilities	**894,756**	**25,642,030**	**-**	**2,343,187**	**28,879,973**	**28,075,265**

31 December 2020	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	2,332,185	2,332,185	2,332,185
Demand obligations	-	-	-	3,815	3,815	3,815
Treasury investments	3,339,940	-	-	5,485,878	8,825,817	8,966,838
Derivative assets	1,544,549	-	-	-	1,544,549	1,544,549
Accounts receivable	-	-	-	590,773	590,773	590,773
Loans	17,095	-	-	20,828,729	20,845,824	20,845,824
Equity participations	-	-	937,274	-	937,274	937,274
Total financial assets	**4,901,584**	**-**	**937,274**	**29,241,380**	**35,080,238**	**35,221,258**
Accounts payable	-	-	-	1,544,256	1,544,256	1,544,256
Derivative liabilities	923,719	-	-	-	923,719	923,719
Borrowings	-	24,675,740	-	414,361	25,090,101	24,231,072
Total financial liabilities	**923,719**	**24,675,740**	**-**	**1,958,617**	**27,558,076**	**26,699,047**

The table below classifies the Bank's financial instruments that were carried at fair value at 30 June 2021 and 2020 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant inputs is not based on observable market data			
	(Level 1)		(Level 2)		(Level 3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Treasury investments	2,717,122	2,085,894	870,266	1,249,400	4,285	4,646	3,591,672	3,339,940
Derivative assets	5,840	5,325	1,078,384	1,454,438	36,271	84,786	1,120,495	1,544,549
Loans	-	-	14,289	17,095	-	-	14,289	17,095
Equity participation	7,330	8,954	-	-	989,326	928,320	996,656	937,274
Total financial assets	**2,730,292**	**2,100,173**	**1,962,939**	**2,720,933**	**1,029,881**	**1,017,752**	**5,723,112**	**5,838,858**
Derivative liabilities	-	-	854,551	910,426	40,205	13,293	894,756	923,719
Borrowings	12,463,849	13,078,768	12,538,173	10,856,699	640,008	740,273	25,642,030	24,675,740
Total financial liabilities	**12,463,849**	**13,078,768**	**13,392,724**	**11,767,125**	**680,214**	**753,566**	**26,536,785**	**25,599,459**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carry value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 30 June 2021 and 31 December 2020 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable (Level 2)		Valuation techniques for which any significant input is not based on (Level 3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Treasury investments	5,864,489	5,509,828	41,318	-	-	-	5,905,807	5,509,828
Loans	-	-	-	-	20,418,247	20,828,729	20,418,247	20,828,729
Total financial assets	**5,864,489**	**5,509,828**	**-**	**-**	**20,418,247**	**20,828,729**	**26,324,053**	**26,338,557**
Borrowings	-	-	305,003	315,330	110,206	131,417	415,209	446,747
Total	**-**	**-**	**305,003**	**315,330**	**110,206**	**131,417**	**415,209**	**446,747**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial Institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	-
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes Own credit	-

52

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Profit or Loss - Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 30 June 2021 and 31 December 2020 were made up as follows:

(UA thousands)

	2021	2020
Balance at 1 January	196,511	209,463
New transactions	7,115	12,142
Amounts recognized in income statement during the period	(10,033)	(18,865)
Translation effects	(4,825)	(6,229)
Balance at 30 June	**188,768**	**196,511**

NOTE F - TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at June 30, 2021, the Bank had received collateral with fair value of UA 860 million (December 2020: UA 858.04 million) in connection with swap agreements. Of this amount, a total UA 969 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 109 million was in the form of liquid financial assets and are kept in custody by the Bank (31 December 2020: nil).

The composition of treasury investments as at 30 June 2021 and December 2020 was as follows:

(UA thousands)

	2021	2020
Treasury investments at amortized costs	5,858,414	5,486,111
Provision for impairment on investments	(257)	(233)
	5,858,157	5,485,878
Treasury investments mandatorily measured at fair value through profit or loss	3,591,672	3,339,940
Total	**9,449,829**	**8,825,818**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 30 June 2021 and December 2020 was as follows:

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2021	2020	**2021**	2020	**2021**	2020	**2021**	2020	**2021**	2020
Government and Agency obligations	1,067.95	842.40	834.52	769.91	692.24	628.79	739.56	676.82	3,334.27	2,917.92
Corporate Bonds	41.12		-		-		-		41.12	-
Financial Institutions	-	-	-	107.24	-	-	98.10	95.13	98.10	202.37
Supranational	1,128.1	1,110.02	705.1	752.86	138.6	135.79	413.06	367.45	2,384.92	2,366.12
Total	**2,237.19**	**1,952.42**	**1,539.64**	**1,630.01**	**830.86**	**764.58**	**1,250.72**	**1,139.40**	**5,858.41**	**5,486.41**

The nominal value of treasury investments at amortized cost as of 30 June 2021 is UA 5,669.88 million (31 December 2020: UA 5,299.69). The average yield of treasury investments at amortized cost for the period ended June 30, 2021 was 0.46 percent (31 December 2020: 1.61 percent).

The contractual maturity structure of treasury investments at amortized cost as at 30 June 2021 and 2020 was as follows:

(UA millions)

	2021	2020
One year or less	235.79	464.71
More than one year but less than two years	536.24	8.45
More than two years but less than three years	7.79	542.73
More than three years but less than four years	601.33	598.59
More than four years but less than five years	1,319.88	660.01
More than five years	3,157.38	3,211.62
Total	**5,858.41**	**5,486.11**

The fair value of treasury investments at amortized cost as of 30 June 2021 was UA 5,903.93 million (31 December 2020: UA 5,619.39 million).

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments at amortized cost at 30 June 2021 and 31 December 2020 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2021	2020	**2021**	2020	**2021**	2020	**2021**	2020	**2021**	2020
Time deposits	184.98	82.94	-	-	-	-	56.07	41.17	241.05	124.11
Asset-backed securities	4.22	4.64	-	-	-	-	-	-	4.22	4.64
Government and Agency obligations	1,916.54	1,446.40	196.88	283.58	77.18	6.69	126.93	61.61	2,317.53	1,798.28
Corporate bonds	0.01	10.73	64.67	65.96	-	-	-	-	64.68	76.69
Financial Institutions	533.88	703.25	271.70	479.18	-	-	-	-	805.58	1,182.43
Supranational	143.69	138.22	14.92	12.84	-	-	-	2.73	158.61	153.79
Total	**2,783.32**	**2,386.18**	**548.17**	**841.56**	**77.18**	**6.69**	**183.00**	**105.51**	**3,591.67**	**3,339.94**

The nominal value of treasury investments mandatorily measured at FVTPL as of 30 June 2021 was UA 3,542.69 million (31 December 2020: UA 3,276.20 million). The average yield of treasury investments mandatorily measured at FVTPL for the period ended 30 June 2021 was 0.12 percent (31 December 2020: 3.38 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 30 June 2021 and 31 December 2020 were as follows:

(UA millions)

	2021	2020
One year or less	877.82	2,432.10
More than one year but less than two years	1,419.64	670.82
More than two years but less than three years	515.92	232.40
More than three years but less than four years	686.64	0.01
More than four years but less than five years	87.41	0.18
More than five years	4.24	4.43
Total	**3,591.67**	**3,339.94**

NOTE G - DERIVATIVE ASSETS AND LIABILITIES

The fair value of derivative financial assets and financial liabilities at 30 June 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021		2020	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	720,515	717,224	978,451	718,602
Interest rate swaps	377,992	50,122	549,920	25,781
Loan swaps	16,069	127,410	10,691	179,336
	1,114,576	**894,756**	**1,539,062**	**923,719**
Investments-related:				
Asset swaps	24	-	37	-
Macro-hedge swaps and others	5,895	-	5,450	-
	5,919	-	5,487	-
Total	**1,120,495**	**894,756**	**1,544,549**	**923,719**

The notional amounts of derivative financial assets and liabilities at 30 June 2021 and 31 December 2020 were follows:

(UA thousands)

	2021	2020
Borrowings-related:		
Cross-currency swaps	12,755,178	11,280,584
Interest rate swaps	19,365,588	18,922,080
Loan swaps	3,211,306	2,357,083
	35,332,072	**32,559,747**
Investments-related:		
Asset swaps	(1,309)	(1,290)
Macro-hedge swaps	15,226	20,770
	13,917	19,480
Total	**35,345,989**	**32,579,227**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 30 June 2021, the Bank had futures with a notional value of Euro 1,932 million (UA 1,610 million) and USD 16,066 million (UA 11,263 million). The carrying values of the Euro and US dollars futures was a positive market value of Euro 1.23 million (UA 1.02 million) and USD 9.59 million (UA 6.72 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 30 June 2021 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 30 June 2021 was a liability of UA 116.61 million. The fair value gain on these loan swaps for the period ended 30 June 2021 was UA 58.12 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 58 million. Therefore, the hedge effectiveness recognized in profit or loss was a gain of UA 0.12 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the period ended June 2021, the amortization of fair value adjustment on the hedged risk amounted to UA 1.22 million (December 2020: UA 3.49 million).

NOTE H - LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non- sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 30 June 2021 and 31 December 2020, outstanding loans were as follows:

(UA thousands)

	2021	2020
Outstanding balance of loans - amortized cost	20,957,868	21,326,142
Less: accumulated provision for impairment	(539,621)	(497,413)
	20,418,247	20,828,729
Outstanding balance of loans - fair value	14,289	17,095
Total	**20,432,536**	**20,845,824**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 30 June 2021 and 31 December 2020 was as follows:

(UA millions)

Periods		2021			2020
	Fixed Rate	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	455.76	1,474.47	134.48	2,064.71	2,180.56
More than one year but less than two years	325.00	1,449.74	-	1,774.74	1,763.27
More than two years but less than three years	342.61	1,336.74	-	1,679.35	1,687.93
More than three years but less than four years	323.32	1,332.83	-	1,656.14	1,664.00
More than four years but less than five years	300.22	1,400.84	-	1,701.06	1,673.79
More than five years	2,144.08	9,952.08	-	12,096.17	12,373.69
Total	**3,890.98**	**16,946.70**	**134.48**	**20,972.16**	**21,343.25**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans as at 30 June 2021 and 31 December 2020 were as follows:

(UA millions)			2021		2020	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	37.01		46.61	
		Japanese Yen	58.28		87.52	
		Pound Sterling	0.70		0.88	
		Swiss Franc	-		0.17	
		US Dollar	121.31		135.63	
			217.30	1.04	270.81	1.27
	Single Currency	Euro	4,707.25		4,975.32	
		Japanese Yen	-		-	
		South African Rand	1,164.06		1,174.84	
		US Dollar	5,532.29		5,816.65	
		Others	10.70		14.92	
			11,414.30	54.43	11,981.73	56.14
	Structured Products	Euro	5,018.67		4,699.22	
		US Dollar	2,363.51		2,251.73	
		South African Rand	810.56		686.62	
			8,192.74	39.06	7,637.57	35.78
Floating Rate:	Single Currency	Euro	259.39		289.60	
		Pound Sterling	-			
		Japanese Yen	-		0.92	
		South African Rand	77.18		80.55	
		US Dollar	676.78			
		Others	-		910.52	
			1,013.35	4.83	1,281.59	6.01
Variable Rate:	Multi-Currency	US Dollar	134.48		133.18	
			134.48	0.64	133.18	0.62
	Single Currency	Euro	-		7.02	
		Japanese Yen	-		16.17	
		Swiss Franc	-		1.05	
		US Dollar	-		14.12	
			-	-	38.36	0.18
Total			**20,972.16**	**100.00**	**21,343.24**	**100.00**

The weighted average yield on outstanding loans for the period ended 30 June 2021 was 0.90 percent (30 June 2020: 1.46 percent).

A comparative summary of the currency composition of outstanding loans at 30 June 2021 and 31 December 2020 were as follows:

(UA millions)

	2021		2020	
	Amount	%	Amount	%
Euro	10,022.32	47.79	10,017.77	46.94
Japanese Yen	58.28	0.28	104.61	0.49
Pound Sterling	0.70	0.00	0.88	-
South African Rand	2,051.79	9.78	1,942.01	9.10
Swiss Franc	-	-	1.22	0.01
US Dollar	8,828.36	42.10	9,261.83	43.39
Others	10.71	0.05	14.92	0.07
Total	**20,972.16**	**100.00**	**21,343.24**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 30 June 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Accrued income and charges receivable on loans	503,457	610,731
Less: accumulated provision for impairment	(277,265)	(334,251)
Total	**226,192**	**276,480**

Provision for Impairment on Loan Principal and Charges Receivable

At 30 June 2021, outstanding loans with an aggregate principal balance of UA 546.19 million (31 December 2020: UA 587.89 million), of which UA 213.03 million (31 December 2020: UA 272.53 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 30 June 2021 and 31 December 2020 were as follows:

(UA thousands)	**2021**	2020
Outstanding balance on impaired loans	546,189	587,894
Less: accumulated provision for impairment (Stage 3 only)	(410,008)	(333,075)
Net balance on impaired loans	**136,180**	**254,819**

The movements in the accumulated provision for impairment on outstanding loan principal for the period ended 30 June 2021 and 31 December 2020 were as follows:

(UA thousands)	**2021**	2020
Balance as at 1 January	497,413	454,940
Provision for impairment on loan principal for the period (net)	42,105	47,675
Loans written off	-	(5,112)
Translation effects	103	(90)
Net balance	**539,621**	**497,413**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. For six months ended 30 June 2021, provisions for impairment made on private sector loans amounted to UA 60.17 million compared to UA 79.27 million for the six months ended 30 June 2020. The accumulated provisions on private sector loans at 30 June 2021 amounted to UA 392.17 million compared to UA 331.97 million at 31 December 2020.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the period ended 30 June 2021 and 31 December 2020 were as follows:

(UA thousands)	**2021**	2020
Balance at January 1	334,283	322,006
Provision for impairment on loan charges for the period (net)	(56,914)	12,187
Translation effects	(104)	90
Net Balance	**277,265**	**334,283**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the six months ended 30 June 2021, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of a of UA 5.41 million (compared to UA 10.68 million for the six months ended 30 June 2020). The accumulated provision on interest and charges receivable on private sector loans at 30 June 2021 amounted to UA 44.12 million (31 December 2020: UA 38.81 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 30 June 2021, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 32.19 million (31 December 2020: UA 43.59 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 30 June 2021 amounted to UA 735.65 million (31 December 2020: UA 740.38 million).

The accumulated ECL calculated on the trade finance guarantees issued by the Bank as at 30 June 2021 was UA 1.50 million (31 December 2020: UA 1.21 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note D.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 30 June 2021, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 482.23 million (31 December 2020: UA 430.12 million).

The total cost of BSO coverage for the period ended 30 June 2021 was UA 10.36 million (30 June 2020: 13.7 million).

NOTE I - EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended 30 June 2021 amounted to UA 109 million (30 June 2020: UA 118.72 million), representing 50.7 percent (June 2020: 60.29 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 30 June 2021, the Bank's pro-rata or economic share in ADF was 0.36 percent (30 June 2020: 0.38 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/ BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

The Bank's equity interests at the end of 2021 and 31 December 2020 are summarized below:

	2021	2020
Opening balance for investment in ADF	111,741	111,741
Accumulated share of profit/ (loss) & impairment on 1 January	(51,878)	(49,980)
Share of losses on equity accounted investments for the period	(59)	(184)
Impairment for the period	84	(1,713)
	59,888	59,864
Total direct investments and Funds	936,767	877,410
GRAND TOTAL	**996,656**	937,274

NOTE J - BORROWINGS

As at 30 June 2021 and 31 December 2020, the Bank's borrowings were as follows:

(UA millions)	2021	2020
Borrowings at fair value	25,642.03	24,675.74
Borrowings at amortized cost	391.60	414.36
Total	**26,033.63**	**25,090.10**

The Bank's borrowings as at 30 June 2021 included subordinated borrowings in the amount of UA 77.02 million (31 December 2020: UA 76.28 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 30 June 2021 was 57.69 billion (31 December 2020: UA 44.51 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 30 June 2021 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,634.46	160.86	5,795.32
More than one year but less than two years	6,484.64	75.40	6,560.04
More than two years but less than three years	3,306.07	18.33	3,324.40
More than three years but less than four years	751.08	74.99	826.07
More than four years but less than five years	2,164.43	31.50	2,195.93
More than five years	6,579.72	360.55	6,940.27
Total	**24,920.40**	**721.63**	**25,642.03**

ii) Borrowings Carried at Amortized Cost

Periods	Ordinary	Callable	Total
One year or less	100.83	63.44	164.27
More than one year but less than two years	156.35	-	156.35
More than two years but less than three years	7.30	-	7.30
More than three years but less than four years	0.19	-	0.19
More than four years but less than five years	-	-	-
More than five years	65.71	-	65.71
Subtotal	**330.38**	**63.44**	**393.82**
Net unamortized premium and discount	(2.22)	-	(2.22)
Total	**328.16**	**63.44**	**391.60**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2020 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,512.87	143.03	5,655.90
More than one year but less than two years	5,207.64	13.57	5,221.21
More than two years but less than three years	4,881.78	4.01	4,885.79
More than three years but less than four years	2,113.20	77.29	2,190.49
More than four years but less than five years	298.20	16.79	314.99
More than five years	6,063.14	344.22	6,407.36
Total	**24,076.83**	**598.91**	**24,675.74**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	33.22	67.00	100.22
More than one year but less than two years	93.43	-	93.43
More than two years but less than three years	153.04	-	153.04
More than three years but less than four years	0.22	-	0.22
More than four years but less than five years	-	-	-
More than five years	69.62	-	69.62
Subtotal	**349.53**	**67.00**	**416.53**
Net unamortized premium and discount	(2.17)	-	(2.17)
Total	**347.36**	**67.00**	**414.36**

The fair value of borrowings carried at fair value through profit or loss at 30 June 2021 was UA 25,642.03 million (December 2020 : UA 24,675.74 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 30 June 2021was UA 25,990.57 million (December 2020: UA 24,674.19 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note M, there was a net loss of UA 76.99 million on borrowings, related derivatives and others for the period ended 30 June 2021 (June 2020: a gain of 76.31 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended 30 June 2021 was a loss of UA 19.50 million (2020: a gain of UA 70.49 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 30 June 2021, the cumulative unrealized fair value losses to date were UA 1,585.40 million (June 2020: UA 1,967.82 million).

NOTE K - EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional nonvoting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares are to be absorbed by the subscriptions of Canada and Sweden to GCI-VII when they become effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Such formalities had been completed on 24 April 2020.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million[2] to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created are allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

---

[2] *The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland ("Ireland") (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada ("Canada") (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden ("Sweden") (UA 357,000,000) upon the Board of Governor's approval of Resolution B/BG/EXTRA/2019/01*

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At its extraordinary meeting held on 5 March 2021, the Board of Governors adopted a resolution, effective immediately, authorizing the creation of temporary callable capital stock increasing the Bank's capital from one hundred fifty-three billion one hundred ninety-one million three hundred sixty thousand Units of Account (UA 153,191,360,000) to one hundred eighty-one billion seven hundred ninety-five million eight hundred thirty thousand Units of Account (UA 181,795,830,000). The new shares created are in the form of callable shares, which will expire on 31 December 2023, or such earlier date as the Bank may determine. All Instruments of Subscription are qualified and effective only in the case of a single event leading to a reduction in the stock of the Bank's AAA-rated callable capital by at least 30% that would have the effect of reducing the coverage of the Bank's net debt by AAA-rated callable capital below 100% (the "Qualifying Event"). Upon the occurrence of the Qualifying Event, members who have subscribed to the temporary callable capital stock will acquire certain voting rights. Each share will have a par value of ten thousand Units of Account (UA 10,000), as set forth in the Resolution.

During the same extraordinary meeting, the Board of Governors approved and authorized the return and cancellation of temporary callable shares without Voting Powers, created in 2019 and subscribed by Canada and the Kingdom of Sweden, from the total authorized capital stock of the Bank, as part of the interim measures pending the conclusion of the Seventh General Capital Increase. Consequently, the authorized capital of the Bank was reduced by UA 1,157,000,000, bringing it down to UA 180,638,830,000.

The Bank's capital as at 30 June 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Capital Authorized (in shares of UA 10 000 each)	180,638,830	153,191,360
Less: Unsubscribed	(53,854,242)	(52,344,682)
Subscribed Capital	126,784,588	100,846,678
Less: Callable Capital	(118,127,035)	(93,792,805)
Paid-up Capital	8,657,553	7,053,873
Shares to be issued upon payment of future installments	(3,267,620)	(1,973,210)
Add: Amounts paid in advance	444	546
	5,390,377	5,081,209
Less: Amounts in arrears	-	-
Total	**5,390,377**	**5,081,209**

The increase in capital was due to UA 309.17 million received in respect of GCI-VI and GCI-VII capital subscriptions, while the increase in the callable capital relates to additional callable shares issued to countries that paid their first installment of the GCI VII.

Included in the authorized data for 30 June 2021 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 30 June 2021 were as follows:

(Amounts in UA thousands)	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	711,882	5.763	270,145	6,848,670	712,507	5.750
2	ANGOLA	72,507	0.587	52,102	672,982	73,023	0.589
3	BENIN	28,437	0.230	9,247	275,133	28,404	0.229
4	BOTSWANA	111,536	0.903	70,225	1,045,135	112,161	0.905
5	BURKINA FASO	57,380	0.465	20,029	553,795	58,005	0.468
6	BURUNDI	14,809	0.120	11,792	136,296	15,434	0.125
7	CABO VERDE	4,187	0.034	3,598	38,280	4,812	0.039
8	CAMEROON	67,004	0.542	47,988	622,061	67,629	0.546
9	CENT.AFR.REP	2,418	0.020	1,900	22,292	3,043	0.025
10	CHAD	3,828	0.031	3,049	35,240	4,453	0.036
11	COMOROS	512	0.004	605	4,526	1,137	0.009
12	CONGO	26,421	0.214	18,735	245,490	25,495	0.206
13	COTE D'IVOIRE	245,424	1.987	184,582	2,269,670	245,940	1.985
14	DEM.REP.CONGO	80,679	0.653	58,956	747,835	77,732	0.627
15	DJIBOUTI	1,213	0.010	1,517	10,618	1,838	0.015
16	EGYPT	378,279	3.063	286,102	3,496,690	378,904	3.058
17	EQ.GUINEA	9,588	0.078	7,969	87,917	10,213	0.082
18	ERITREA	4,484	0.036	2,664	42,182	5,109	0.041
19	ESWATINI	7,388	0.060	8,350	65,530	8,013	0.065
20	ETHIOPIA	103,722	0.840	74,287	962,940	104,347	0.842
21	GABON	65,385	0.529	56,236	597,628	66,010	0.533
22	GAMBIA	8,829	0.071	6,239	82,073	8,922	0.072
23	GHANA	315,228	2.552	105,969	3,046,111	315,853	2.549
24	GUINEA	26,449	0.214	19,533	244,961	27,074	0.218
25	GUINEA BISSAU	972	0.008	870	8,860	1,597	0.013
26	KENYA	204,799	1.658	69,850	1,978,150	205,424	1.658
27	LESOTHO	12,910	0.105	4,559	124,570	13,535	0.109
28	LIBERIA	11,957	0.097	9,521	110,057	12,582	0.102
29	LIBYA	339,536	2.749	163,553	3,231,808	340,161	2.745
30	MADAGASCAR	42,659	0.345	30,559	396,040	43,284	0.349
31	MALAWI	50,706	0.411	17,722	489,350	51,331	0.414
32	MALI	28,341	0.229	19,532	263,881	27,478	0.222
33	MAURITANIA	8,073	0.065	4,639	76,096	8,667	0.070
34	MAURITIUS	92,576	0.749	36,844	888,860	93,201	0.752
35	MOROCCO	541,983	4.388	207,904	5,211,940	542,608	4.379
36	MOZAMBIQUE	38,588	0.312	27,933	357,968	39,213	0.316
37	NAMIBIA	22,459	0.182	17,440	207,150	23,084	0.186
38	NIGER	31,104	0.252	10,610	300,443	30,868	0.249
39	NIGERIA	1,336,341	10.819	530,321	12,833,103	1,336,966	10.789
40	RWANDA	19,454	0.157	6,651	187,903	20,079	0.162
41	SAO TOME & P.	4,425	0.036	3,207	41,054	4,831	0.039
42	SENEGAL	150,490	1.218	51,171	1,453,751	151,115	1.219
43	SEYCHELLES	1,837	0.015	1,871	16,499	2,462	0.020
44	SIERRA LEONE	16,251	0.132	12,189	150,331	16,876	0.136
45	SOMALIA	1,941	0.016	2,427	16,986	2,566	0.021
46	SOUTH AFRICA	724,933	5.869	270,324	6,979,010	725,558	5.855
47	SOUTH SUDAN	49,711	0.402	3,275	493,850	50,336	0.406
48	SUDAN	16,158	0.131	13,791	147,787	16,783	0.135
49	TANZANIA	123,317	0.998	38,765	1,194,417	123,942	1.000
50	TOGO	10,361	0.084	8,441	95,171	10,986	0.089
51	TUNISIA	95,149	0.770	73,394	878,090	95,774	0.773
52	UGANDA	25,672	0.208	19,563	237,167	25,483	0.206
53	ZAMBIA	77,119	0.624	56,328	714,835	77,744	0.627
54	ZIMBABWE	111,560	0.903	85,537	1,030,068	112,185	0.905
Total Regionals		**6,538,969**	**52.940**	**3,120,608**	**62,269,245**	**6,562,775**	**52.959**

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals		**6,538,969**	**52.940**	**3,120,608**	**62,269,245**	**6,562,775**	**52.959**
55	ARGENTINA	12,646	0.102	6,646	119,820	13,271	0.107
56	AUSTRIA	63,176	0.511	24,109	607,660	63,801	0.515
57	BELGIUM	41,998	0.340	30,800	389,180	42,623	0.344
58	BRAZIL	21,791	0.176	16,970	200,940	22,416	0.181
59	CANADA	543,253	4.398	206,554	5,225,980	543,878	4.389
60	CHINA	171,311	1.387	64,116	1,649,000	171,936	1.387
61	DENMARK	166,584	1.349	71,127	1,594,720	167,209	1.349
62	FINLAND	69,163	0.560	26,394	665,240	69,788	0.563
63	FRANCE	531,386	4.302	202,776	5,111,090	532,011	4.293
64	GERMANY	590,820	4.783	249,238	5,658,970	591,445	4.773
65	INDIA	40,677	0.329	14,916	391,860	41,302	0.333
66	IRELAND	113,566	0.919	12,979	1,122,690	114,191	0.921
67	ITALY	343,383	2.780	130,985	3,302,850	344,008	2.776
68	JAPAN	777,088	6.291	296,543	7,474,340	777,713	6.276
69	KOREA	68,085	0.551	25,554	655,310	68,710	0.554
70	KUWAIT	63,176	0.511	24,109	607,660	63,801	0.515
71	LUXEMBOURG	29,246	0.237	9,295	283,170	29,840	0.241
72	NETHERLANDS	124,924	1.011	46,945	1,202,320	125,549	1.013
73	NORWAY	167,445	1.356	70,341	1,604,120	167,961	1.355
74	PORTUGAL	15,736	0.127	11,620	145,740	16,361	0.132
75	SAUDI ARABIA	27,413	0.222	10,466	263,670	28,038	0.226
76	SPAIN	152,567	1.235	82,570	1,443,100	153,192	1.236
77	SWEDEN	222,373	1.800	84,624	2,139,110	222,998	1.799
78	SWITZERLAND	207,624	1.681	80,462	1,995,780	208,249	1.680
79	TURKEY	55,886	0.452	15,611	543,260	56,511	0.456
80	U.K.	253,885	2.055	95,893	2,442,970	254,510	2.054
81	U.S.A.	937,536	7.590	358,126	9,017,240	938,161	7.571
Total Non-Regionals		**5,812,738**	**47.060**	**2,269,769**	**55,857,790**	**5,829,473**	**47.041**
Grand Total		**12,351,707**	**100.00**	**5,390,377**	**118,127,035**	**12,392,248**	**100.000**

The subscription position including the distribution of voting rights at 30 June 2021 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 30 June 2021 and 31 December 2020, the Cumulative Exchange Adjustment on Subscriptions were as follows:

(UA thousands)	2021	2020
Balance at 1 January	148,208	148,449
Net conversion losses on new subscriptions	4,854	(241)
Balance	**153,062**	**148,208**

Reserves

The reserves increased by UA 5.95 million (0.21 percent) from UA 2,857.61 million as at 31 December 2020 to UA 2,863.56 million as at 30 June 2021. This increase is due to the net effect of the UA 17.31 million net losses and the UA 23.26 million net gains in total OCI for the periods respectively.

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 30 June 2021 and 30 June 2020, the allocable income was as follows:

(UA thousands)	2021	2020
Income before Board of Governors' approved distribution	37,691	51,925
Unrealized (gains) / losses on borrowings and derivatives	76,995	(76,314)
Translation (gains)/losses	687	1,724
Unrealized losses on macro hedge swaps	66	80
Allocable income	**115,439**	**(22,585)**

NOTE L - INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and related derivatives

Income from loans and related derivatives for the period ended 30 June 2021 and 30 June 2020 was as follows:

(UA thousands)	2021	2020
Interest income on loans not impaired	172,678	248,758
Interest income on impaired loans	16,741	21,154
Interest on loan swaps	(18,744)	(18,118)
	170,675	251,794
Commitment charges	17,760	18,908
Trade finance guarantee fees	268	308
Statutory commission	121	128
Sub-total	**188,824**	**271,138**
(Charges)/Income on finance guarantee contracts (BSO)	(10,355)	(13,699)
Total	**178,469**	**257,439**

Income from Investments and Related Derivatives

Income from loans and related derivatives for the period ended 30 June 2021 and 30 June 2020 was as follows:

(UA thousands)	2021	2020	Variance
Interest income	85,048	115,955	(30,907)
Realized fair value losses on investments	2,409	25,101	(22,692)
Unrealized fair value gains on investments	(19,511)	(34,684)	15,173
Subtotal	(17,102)	(9,583)	(7,519)
Total	**67,946**	**106,372**	**(38,426)**

Total interest income on investments at amortized cost for the period ended 30 June 2021 was UA 43.88 million (2020: UA 42.99 million).

Net interest income from loans and investment and related derivatives

The net interest income on loans, investment and related derivatives for the period 30 June 2021 and 30 June 2020 was as follows:

(in UA thousands)	2021	2020	Variance
Interest income from loans	170,675	251,794	(81,119)
Interest income from investment	85,048	115,955	(30,907)
Borrowing expenses	(44,923)	(177,147)	132,224
Other debt securities	3,031	3	3,028
Net interest income	**213,831**	**190,605**	**23,225**

NOTE M - BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the period ended 30 June 2021 and 30 June 2020 was as follows:

(UA thousands)	2021	2020
Charges to bond issuers	186,884	254,440
Amortization of issuance costs	3,472	2,217
Interest on operating leases	90	146
Total	**190,446**	**256,803**

Total interest expense for financial liabilities not at fair value through profit or loss for the period ended 30 June 2021 was UA 15.89 million (June 2020: UA 13.89 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the period ended 30 June 2021 and 30 June 2020 was as follows:

(UA thousands)	2021	2020
Interest on derivatives payable	109,467	217,926
Interest on derivatives receivable	(254,989)	(297,583)
Total	**(145,522)**	**(79,656)**
Net borrowing expenses	**44,924**	**177,147**

Losses/gains on Borrowings and Related Derivatives:

Gains/losses on borrowings, related derivatives and others for period ended 30 June 2021 and 30 June 2020 was as follows:

(UA thousands)	2021	2020
(Losses)/gains borrowings, related derivatives and others	(76,995)	76,314

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of 0.12 million, representing hedge effectiveness and UA 1.22 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the period ended 30 June 2021 amounted to UA 23.02 million (December 2020: loss UA 18.66 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the period ended 30 June 2021 was UA 6.66 million (December 2020: gain UA 4.52 million).

NOTE N - ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the period ended 30 June 2021 and 30 June 2020 comprised the following:

(UA thousands)	2021	2020
Manpower expenses	175,013	177,018
Other general expenses	23,436	30,273
Total	198,449	207,291
Reimbursable by ADF	(108,998)	(118,716)
Reimbursable by NTF	(129)	(233)
Net	**89,322**	**88,342**

NOTE O - EMPLOYEE BENEFITS

Staff Retirement Plan

The table below summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at June 30, 2021 and 31 December 2020.

	Staff Benefit		Medical Benefit		Total	
	2021	2020	2021	2020	2021	2020
Balance at January 1	377.75	299.93	255.17	239.19	632.92	539.12
Employee Benefit Liability for the period	25.15	77.83	10.62	15.98	35.77	93.81
Liability on Balance Sheet	**402.90**	**377.76**	**265.79**	**255.17**	**668.69**	**632.93**

NOTE P - RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note N.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended 30 June 2021 and 30 June 2020 were made up as follows:

(UA thousands)	2021	2020
Salaries	14,519	15,085
Termination and other benefits	3,454	2,572
Contribution to retirement and medical plan	3,174	3,190
Total	**21,147**	**20,847**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 30 June 2021, outstanding balances on loans and advances to management staff and executive directors amounted to UA 8.53 million (30 June 2020: UA 7.12 million).

NOTE Q - SUPPLEMENTARY DISCLOSURES: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 30 June 2021 and 30 June 2020 were as follows;

	2021	**2020**
1 UA = 1 SDR = Algerian Dinar	191.99700	177.68300
Angolan Kwanza	921.46700	797.14900
Australian Dollar	1.89735	2.00451
Botswana Pula	15.57230	16.22280
Brazilian Real	7.13440	7.53250
Canadian Dollar	1.76791	1.87480
Chinese Yuan Renminbi	9.22624	9.72356
CFA Franc	787.33900	805.85600
Danish Kroner	8.92554	9.15566
Egyptian Pound	22.36880	22.19950
Ethiopian Birr	63.04120	48.06690
Euro	1.20029	1.22852
Gambian Dalasi	72.92000	71.13000
Ghanaian Cedi	8.21989	7.79664
Guinean Franc	13950.50000	13262.50532
Indian Rupee	106.04800	103.90200
Japanese Yen	157.62000	148.19000
Kenyan Shilling	153.83900	145.47400
Korean Won	1611.86000	1651.80000
Kuwaiti Dinar	0.42942	3.93643
Libyan Dinar	6.42816	1.93176
Mauritian Rupee	60.81170	55.54970
Moroccan Dirham	12.71950	13.37110
New Zambian Kwacha	32.29320	24.95990
New Zealand Dollar	2.03833	6.55300
Nigerian Naira	584.50300	496.55300
Norwegian Krone	12.20900	13.40560
Pound Sterling	1.02894	1.12114
Sao Tomé Dobra	29.40480	29.95780
Saudi Arabian Riyal	5.34908	5.15887
South African Rand	20.38700	23.84840
Swedish Krona	12.13930	12.86140
Swiss Franc	1.31645	1.30760
Tanzanian Shilling	3284.26000	3165.38000
Tunisian Dinar	4.02464	3.93643
Turkish Lira	12.39570	9.42380
Ugandan Shilling	5070.91000	5170.43000
United States Dollar	1.42642	1.37570
Vietnamese Dong	33376.80000	31956.10000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.